DIRECT DIAL: 212.451.2252
EMAIL: KSCHLESINGER@OLSHANLAW.COM

May 2, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Patrick Gilmore

Re:	Falconstor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 000-23970

Dear Mr. Gilmore:

Per our discussions, on behalf of Falconstor Software, Inc. (the “Company”),  the Company hereby requests an extension to respond to the staff’s letter dated April 20, 2011 relating to the above-referenced filing from May 4, 2011 to May 18, 2011.  If you have any questions relating to the foregoing, please contact Steven Wolosky at 212-451-2333 or Kenneth Schlesinger at 212-451-2252.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:           Mr. James Weber
Seth Horowitz, Esq.
Steven Wolosky, Esq.